UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Buhrmann NV

(Name of Issuer)

Ordinary Shares at a par value of EUR 1.20 per

share, represented by American Depositary Shares

(Title of Class of Securities)

12007Q100 (CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12007Q100	13G	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 13,507,123 Ordinary Shares 7. Sole Dispositive Power 8. Shared Dispositive Power 13,507,123 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,507,123 Ordinary Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☑

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person PN

CUSIP No. 12007Q100	13G	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 750,987 Ordinary Shares 7. Sole Dispositive Power 8. Shared Dispositive Power 750,987 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,987 Ordinary Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☑

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12007Q100	13G	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 14,258,110 Ordinary Shares 7. Sole Dispositive Power 8. Shared Dispositive Power 14,258,110 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,258,110 Ordinary Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☑

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person PN

CUSIP No. 12007Q100	13G	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AP Office, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 661,878 Ordinary Shares 7. Sole Dispositive Power 8. Shared Dispositive Power 661,878 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 661,878 Ordinary Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☑

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person OO

CUSIP No. 12007Q100	13G	Page 6 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 14,919,988 Ordinary Shares 7. Sole Dispositive Power 8. Shared Dispositive Power 14,919,988 Ordinary Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,919,988 Ordinary Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person PN

CUSIP No. 12007Q100	13G	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer: Buhrmann NV (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

Item 2.	(a)

Name of Person Filing:

This statement is filed by Apollo Investment Fund IV, L.P. (“AIFIV”), Apollo Overseas Partners IV, L.P. (“Overseas IV”), Apollo Advisors IV, L.P. (“Advisors IV”), AP Office, LLC (“AP Office”) and Apollo Management IV, L.P. (“Management IV”). Advisors IV serves as the general partner of AIFIV and the managing general partner of Overseas IV. Management IV serves as the manager of AIFIV, Overseas IV, Advisors IV and AP Office. AIFIV, Overseas IV, Advisors IV, AP Office and Management IV are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence: The principal office of each of the Reporting Persons is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

(c)

Citizenship:

AIFIV is a Delaware limited partnership, Overseas IV is an exempted limited partnership registered in the Cayman Islands, Advisors IV is a Delaware limited partnership, AP Office is a Delaware limited liability company and Management IV is a Delaware limited partnership.

	(d)	Title of Class of Securities: Ordinary Shares at a par value of EUR 1.20 per share, represented by American Depositary Shares.

	(e)	CUSIP Number: 12007Q100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)

Amount beneficially owned:

AIFIV owns of record 24,101 Preference Shares C, Overseas IV owns of record 1,340 Preference Shares C and AP Office owns of record 1,181 Preference Shares C. The Preference Shares C were initially acquired by AIFIV, Overseas IV and AP Office from the Issuer in October 1999. As the general partner of AIFIV and the managing general partner of Overseas IV, Advisors IV may be deemed to beneficially own all of the Ordinary Shares beneficially owned by AIFIV and Overseas IV. As the manager of AIFIV, Overseas IV, Advisors IV and AP Office, Management IV may be deemed to beneficially own all of the Ordinary Shares beneficially owned by AIFIV, Overseas IV, Advisors IV and AP Office. Each share of Preference Shares C is convertible into approximately 560.438 Ordinary Shares. Assuming

CUSIP No. 12007Q100	13G	Page 8 of 11 Pages

the conversion of all of the Preference Shares C as of the date hereof, the Reporting Persons would beneficially own in the aggregate 14,919,988 Ordinary Shares of the Issuer, representing approximately 10.1% of the outstanding Ordinary Shares of the Issuer.

This filing arises from the registration under the Securities Exchange Act of 1934 by the Issuer of its American Depositary Shares representing the underlying Ordinary Shares and the execution of an Agreement and Consent and Waiver by and among AIFIV, Overseas IV, AP Office, the Issuer and certain other holders of Preference Shares C, pursuant to which, among other things, the parties agreed to reduce the initial Conversion Price with respect to the Preference Shares C from Euro 18.112 to Euro 13.00 per share upon satisfaction of certain conditions.

(b)

Percent of class:

See Item 11 on pages 2 through 6. The percentage amount is based on 132,113,000 Ordinary Shares outstanding on March 31, 2003 according to the Company’s financial statements included in the Form 6-K report filed with the Securities and Exchange Commission on May 8, 2003.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons.

(ii)

Shared power to vote or to direct the vote:

AIFIV has the shared power to vote or direct the vote of 13,507,123 Ordinary Shares. Overseas IV has the shared power to vote or direct the vote of 750,987 Ordinary Shares. Advisors IV has the shared power to vote or direct the vote of 14,258,110 Ordinary Shares. AP Office has the shared power to vote or direct the vote of 661,878 Ordinary Shares. Management IV has the shared power to vote or direct the vote of 14,919,988 Ordinary Shares.

(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons.

(iv)

Shared power to dispose or to direct the disposition of:

AIFIV has the shared power to dispose or to direct the disposition of 13,507,123 Ordinary Shares. Overseas IV has the shared power to dispose or to direct the disposition of 750,987 Ordinary Shares. Advisors IV has the shared power to dispose or to direct the disposition of 14,258,110 Ordinary Shares. AP Office has the shared power to dispose or to direct the disposition of 661,878 Ordinary Shares. Management IV has the shared power to dispose or to direct the disposition of 14,919,988 Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 12007Q100	13G	Page 9 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. 12007Q100	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2003	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

			By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date: June 25, 2003	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P. Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

			By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date: June 25, 2003	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

CUSIP No. 12007Q100	13G	Page 11 of 11 Pages

Date: June 25, 2003	AP OFFICE, LLC

	By:	APOLLO MANAGEMENT IV, L.P. Its Manager

		By:	AIF IV MANAGEMENT, INC. Its General Partner

			By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

Date: June 25, 2003	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV MANAGEMENT, INC. Its General Partner

		By:	/s/ MICHAEL D. WEINER
Michael D. Weiner Vice President